Exhibit 99.1

August 7, 2013

Press release

Turquoise Hill receives Altynalmas Gold payment and signs binding term sheet with Rio Tinto for new funding package

VANCOUVER, CANADA – Turquoise Hill Resources announced that the company has received a US$235 million advance payment for the Altynalmas Gold transaction and has signed a binding term sheet with majority shareholder Rio Tinto for a new funding agreement that is designed to meet Turquoise Hill’s cash needs through the end of 2013.

Following the announcement on August 2, 2013, in respect of Turquoise Hill’s sale of its 50% interest in Altynalmas Gold Ltd, the Company has now received US$235 million from Sumeru Gold BV. The payment has been used to repay in full the current US$225 million bridge funding agreement entered into with Rio Tinto on June 28, 2013 (the “Short Term Bridge Funding Agreement”).

The company today signed a binding term sheet with Rio Tinto for a new funding package that is designed to meet Turquoise Hill’s cash needs through the end of 2013. The Short Term Bridge Funding Agreement, which is now undrawn, will be extended to enable the company to draw down against it in order to fund a cash call obligation for Oyu Tolgoi due on August 13, 2013 and until definitive agreements for the new bridge facility (the “New Bridge Facility”) are finalized, which is expected to be on or around August 28, 2013. Rio Tinto has waived its right to exercise its option pursuant to the terms of the Short Term Bridge Funding Agreement to convert all or any of the outstanding loan amounts into Turquoise Hill’s common shares, and the New Bridge Facility is not convertible into any securities of Turquoise Hill.

Under the New Bridge Facility, Rio Tinto will provide Turquoise Hill with a secured US$600 million bridge funding facility that matures on December 31, 2013. The New Bridge Facility will have a front-end fee of US$6 million, an interest rate of LIBOR plus 5% per annum on drawn amounts and a commitment fee of 2% per annum on undrawn amounts. The facility will be used initially to refinance any amounts outstanding under the Short Term Bridge Funding Agreement, and thereafter be used for the continued ramp up of phase one of the Oyu Tolgoi mine development.

Under the terms of the New Bridge Facility, in the event that the Oyu Tolgoi project financing funds are not available to repay the US$600 million New Bridge Facility and the US$1.8 billion Interim Funding Facility, which both mature on December 31, 2013, Turquoise Hill would be obligated to launch a rights offering to close by the end of 2013, with a standby commitment from Rio Tinto, to repay both facilities.

Turquoise Hill Resources Ltd. World Trade Centre Suite 615 – 999 Canada Place Vancouver, British Columbia Canada V6C 3E1 T 604 688 5755 www.turquoisehill.com

Given the signing of the binding term sheet, Turquoise Hill is no longer exploring a private placement of common shares that was referenced in the company’s press release on July 19, 2013.

Discussions with the Government of Mongolia about project financing, delayed funding and development of the Oyu Tolgoi underground and other outstanding matters continue. The Company remains committed to project financing and is engaging with the Government with a goal of completing the transaction and beginning to draw from the facility by the end of 2013.

As discussions with the Government take place, the Oyu Tolgoi concentrator continues to ramp up production from the mine’s open pit. The concentrator is now consistently producing at over 80% of design capacity and all commercial production tests are complete. Full production is expected to be achieved in the second half of 2013. Following the commencement of concentrate shipments on July 9, 2013, shipments will continue to grow for the remainder of 2013 and are expected to match production by the end of this year.

This news release shall not constitute an offer to sell, nor the solicitation of an offer to buy, any securities in the United States, Canada or in any other jurisdiction; nor shall there be any sale of securities mentioned in this news release in any state of the United States in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ), formerly Ivanhoe Mines, is an international mining company focused on copper, gold and coal mines in the Asia Pacific region. The company’s primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia. Other assets include a 58% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 57% interest in copper-gold miner Inova Resources, formerly Ivanhoe Australia, (ASX, TSX: IVA); and a 50% interest in Altynalmas Gold, a private company developing the Kyzyl Gold Project in Kazakhstan, which is in the process of being sold.

Contacts

Investors	Media
Jason Combes Office: +1 604 648 3920 Email: jason.combes@turquoisehill.com	Tony Shaffer Office: +1 604 648 3934 Email: tony.shaffer@turquoisehill.com

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of Turquoise Hill’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook.

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Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such statements or information. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Company will operate in the future, including the price of copper and gold, anticipated costs and ability to achieve goals, including the timing of the disposition of certain of its non-core assets, such as the Company’s 50% interest in Altynalmas Gold Ltd., and the availability of project financing. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements and information include, among others, copper and gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

All such forward-looking information and statements are based on certain assumptions and analyses made by Turquoise Hill’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Such factors include, among other things, the political risks associated with Turquoise Hill’s principal operations in Mongolia; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in the jurisdictions in which Turquoise Hill operates; and changes in the attitudes of the Mongolian government.

Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks Factors” included in the issuer’s Annual Information Form, both filed on SEDAR and EDGAR. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, including the assumption in many forward-looking information or statements that other such information or statements will be correct. The reader is cautioned not to place undue reliance on forward-looking information or statements. All forward-looking information and statements herein are made as of the date hereof. Turquoise Hill does not intend or undertake to update or revise forward-looking statements or information, whether written or oral or whether as a result of new information, future events or otherwise, that may be made by Turquoise Hill or on its behalf, except as required by law.

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